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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                             ---------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                              (Amendment No. 4)*


                              MOTIENT CORPORATION
                               (Name of Issuer)

                         COMMON STOCK $0.01 PAR VALUE
                        (Title of Class of Securities)

                                 02755 R-10-3)
                                (CUSIP Number)

                            Noah Samara as trustee
                       of XM Ventures, a Maryland trust
                          c/o WorldSpace Corporation
                              2400 N Street, N.W.
                            Washington, D.C.  20037
                           Attn:  Donald J. Frickel
                                 202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 24, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]
-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page .

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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----------------------    ------------
CUSIP No. 02755 R-10-3    SCHEDULE 13D
----------------------    ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Noah A. Samara as trustee
          of XM Ventures, a Maryland trust (EIN:  52 - 6999134)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MARYLAND
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER          3,094,244

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER                0
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER     3,094,244

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER           0
       WITH

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        3,094,244
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        6.25%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                          00
------------------------------------------------------------------------------

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     This Amendment No. 4 to the Schedule 13D dated July 19, 1999 (hereinafter referred to as the "Schedule 13D"), relating to the common stock of Motient Corporation, formerly named as American Mobile Satellite Corporation, amends and supplements the Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.

Item 5  Interest in Securities of the Issuer
------  ------------------------------------

     Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

     On October 24, 2000, the Trust sold 550,000 shares of common stock of the Issuer in a private transaction at a price of $12.00 per share (inclusive of commissions) and sold 370,000 shares of common stock of the Issuer in market transactions at prices from $12.00 to $12.25 per share, with a weighted average price of $12.0659 per share (inclusive of commissions). On October 25, 2000, the Trust sold 60,000 shares of common stock of the Issuer in market transactions at prices from $12.00 to $12.1875 per share, with a weighted average price of $12.1198 per share (inclusive of commissions). On October 26, 2000, the Trust sold 20,000 shares of common stock of the Issuer in market transactions at a price of $12.00 per share (inclusive of commissions).

     The purpose of the above transactions was to provide liquidity for the Trust.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 2000

                                 XM VENTURES, a Maryland trust


                                 By:  /s/ Noah A. Samara
                                     ----------------------------------
                                        Noah A. Samara as trustee

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